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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                 Amendment No. _____*

                      Under the Securities Exchange Act of 1934

                                    Telident, Inc.
- --------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      879931301
- --------------------------------------------------------------------------------
                                    (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
- --------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)
                                   August 12, 1996
- --------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 pages




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CUSIP No.  879931301

- --------------------------------------------------------------------------------

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Okabena Partnership K, a Minnesota general partnership      41-1642281
- --------------------------------------------------------------------------------

    (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)       [   ]
                                                                (b)       [ X ]
- --------------------------------------------------------------------------------
    (3)  SEC Use Only

- --------------------------------------------------------------------------------
    (4)  Source of Funds

         WC
- --------------------------------------------------------------------------------
    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                           [   ]

         N/A
- --------------------------------------------------------------------------------
    (6)  Citizenship or Place of Organization

         Minnesota
- --------------------------------------------------------------------------------
Number of     (7)  Sole Voting Power             431,333   shares
Shares Bene-  -----------------------------------------------------------------
 ficially     (8)  Shared Voting Power                     shares
Owned by      -----------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power        431,333   shares
 ing Person   -----------------------------------------------------------------
 With         (10) Shared Dispositive Power                shares
- --------------------------------------------------------------------------------
    (11)      Aggregate Amount Beneficially Owned by Each Reporting Person

              431,333 shares
- --------------------------------------------------------------------------------
    (12)      Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares                                                      [   ]

              N/A
- --------------------------------------------------------------------------------
    (13)      Percent of Class Represented by Amount in Row (11)
                                        7.13%
- --------------------------------------------------------------------------------
    (14)      Type of Reporting Person (See Instructions)

              PN



                                  Page 2 of 5 pages


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ITEM 1.  SECURITY AND ISSUER

              The class of equity securities to which this statement relates is the common stock of Telident, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at One Main Street, S.E., Suite 85, Minneapolis, MN 55414.

ITEM 2.  IDENTITY AND BACKGROUND

              (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership. Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the corporate managing partner of the Reporting Person and its principal business is to provide investment and administrative services. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.


              (d) and (e). During the last five years, no Reporting Person and no person listed on Exhibit A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  U.S.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Working capital

ITEM 4.  PURPOSE OF TRANSACTION

              For investment.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

              (c). The Reporting Person acquired 346,333 shares of the common stock directly from the Issuer in several transactions prior to the Issuer's registration of its common stock on Form 8-A under the Securities Exchange Act of 1934 on August 12, 1996. On August 15, 1996, the Reporting Person acquired an additional 85,000 shares of common stock in an open market transaction at a price of $3.00 per share, bringing its beneficial ownership to 431,333 shares (7.13%).


                                  Page 3 of 5 pages


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
         TO THE SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:  General Partners of the Reporting Person.


                                  Page 4 of 5 pages

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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 19, 1996             OKABENA PARTNERSHIP K
                                       By:  Okabena Investment Services, Inc.
                                            Its Managing Partner

                                       By:  /s/ Gary S. Kohler
                                            ---------------------------------
                                            Gary S. Kohler, Vice President



                                  Page 5 of 5 pages